SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)

DOWNER’S GAP, INC.

 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

(CUSIP Number)

350 Fifth Avenue

New York, NY 10118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP Number __________
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(1)

Name of Reporting Persons:    David Kretzmer

S.S. or I.R.S. Identification Nos. of above persons:

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(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)  OO

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(5)

Check if Disclosure of Legal Proceedings

is required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization:  United States

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Number of Shares

(7)  Sole Voting Power: 73.17%

Beneficially Owned

By Each Reporting

(8)  Shared Voting Power:

Person With

(9) Sole Dispositive Power: 73.17%

(10) Shared Dispositive Power:

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(11) Aggregate Amount Beneficially Owned by

       Each Reporting Person:  1,500,000

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see

        Instructions).

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(13) Percent of Class Represented by Amount in Row (11): 73.17%

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(14) Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Downer’s Gap, Inc., a Delaware corporation (the “Company”).

The Company's principal offices are located at 350 Fifth Avenue, New York, NY 10118.

Item 2.  Identity and Background.

(a)

This statement is filed by David Kretzmer.

(b)

Mr. Kretzmer’s business address is 350 Fifth Avenue, New York, NY 10118.

(c)

Mr. Kretzmer’s principal occupation is as an attorney, which he conducts at Kretzmer & Associates, PLLC, located at 350 Fifth Avenue, New York, NY 10118.

(d)

During the past five years, Mr. Kretzmer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

 During the past five years, Mr. Kretzmer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

(f)

Mr. Kretzmer is a citizen of Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

The Issuer was incorporated on June 11, 2007.  Mr. Kretzmer is the CEO of the Issuer and received the securities disclosed herein upon the Company’s incorporation and initial share issuances.

Item 4. Purpose of Transaction

The Issuer issued the securities disclosed herein to Mr. Kretzmer for its initial issuance and capitalization.

Item 5.  Interest in Securities of the Issuer

(a)

Mr. Kretzmer controls 1,500,000 of the 2,050,000 outstanding shares of the Company.

(b)

Mr. Kretzmer has sole voting power to vote or direct the vote and sole power to dispose or direct the disposition of all 1,500,000 shares of common stock disclosed herein.

(c)

No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).

(d)

No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)

 n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7.  Material to Be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2008

Signature: /s/ David Kretzmer

Name/Title: David Kretzmer